Exhibit 99.1

Sigma Lithium’s Ana Cabral Gardner to Mining & Energy Commission at Brazilian Congress: “Brazil Has Strategic Opportunity To Become a Green Lithium-Exporting Powerhouse”

•       Brazil’s lithium to power green transportation in North America and Europe

•      Sigma Lithium uses clean lithium purification technology while developing the Vale do Jequitinhonha, one of the world’s most impoverished regions

VANCOUVER, October 26 - Brazil has a unique opportunity to become a major global exporter of environmentally sustainable advanced lithium materials, attracting global investments and creating local jobs while transforming the social and economic foundation of the Vale do Jequitinhonha, one of the world’s poorest regions in the semi-arid north of the Minas Gerais state, says Sigma Lithium Co-CEO Ana Cabral-Gardner. Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Her comments were made in Congress during a seminar organized by IBRAM (Brazilian Mining Industry Council) and the Mining and Energy Commission in the Chamber of Deputies of the Brazilian Congress led by Congressman Edio Lopes.

Cabral-Gardner, who will also address the all-important United Nations Climate Change Conference (COP26) on November 8 and 11 in Glasgow, Scotland, said: “Countries that produce lithium will gain relevance and importance on the global stage over the next decade in the race to net zero. This is why so many governments across Europe, the US, South America and Asia are decarbonizing mobility and fostering production of lithium materials as a top priority,” says Cabral-Gardner, who recently participated at the United Nations High-Level Dialogue on Energy.

“The growth in electric vehicle sales in Europe, Asia and the United States represents a fantastic opportunity for Brazil to position itself as a green lithium powerhouse, supplying the battery grade high purity lithium materials to enable the conversion of global transportation to zero carbon,” she adds.

Cabral-Gardner added:

•	“Brazil has plenty of lithium to export. Brazil is already a global case study in low carbon mobility powering our cars with ethanol, biofuels and natural gas. 88% of our country’s entire passenger car fleet runs on hybrid ethanol. Brazilians are proud to be one of the world’s leading producers and consumers of biofuels.”

•	“Lithium can be found everywhere and is a mineral of the future. Sigma Lithium is one of the few companies that has managed to produce lithium in an environmentally sustainable manner. Moreover, it has managed to technologically achieve the levels of high-purity and battery grade concentration above 6% required by the largest global producers of advanced batteries, such as Sigma´s client LG Energy Solution.”

•	“Brazil has an incredible opportunity to join our neighbors in South America, Chile and Argentina who have developed their lithium industry and are major global exporters of lithium. Over the years, they have been receiving billions of dollars of investments. It is time Brazil captures its fair share of these investments to lift our impoverished region of Vale do Jequitinhonha.”

•	“Becoming a global exporting powerhouse of lithium will bring to Brazil investments, business, jobs and critical tax revenues that will contribute to important federal and regional development projects and infrastructure, especially in the north of Minas Gerais state.”

•	“We humbly believe Congress has an important opportunity to support this new industry, removing bureaucratic restrictions, and improving the business environment to attract investments and jobs to lift the impoverished region of Vale do Jequitinhonha, while helping Brazil to take a lead in global decarbonization and energy transition, strengthening strategic relationships with all governments worldwide who need to decarbonize their fleets to contribute to a greener planet this decade.”

ABOUT SIGMA LITHIUM

Sigma Lithium is a Canadian company developing, with an environmental sustainably ESG focused strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil (the “Project”). The Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant (the “Pilot Plant”) since 2018. This pilot production has been an important part of the successful commercial strategy of the Company, shipping samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing, with the goal of participating in the rapidly expanding electric vehicle (“EV”) supply chain.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator (“DMS”) production plant, that will apply proprietary algorithms to digitally control the dense media. The production plant will be vertically integrated into the Company ́s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The production plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium-ion battery supply chain for EVs.

The Company continues to demonstrate its commercial and market relevance by significantly advancing its strategic goals on three fronts: near-term production scheduled for 2022, completing the studies for the viability of production expansion contemplated for 2023, and the determination of the ultimate extent and unique high-purity quality of mineral resources at the Company ́s wholly- owned Grota do Cirilo Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of ESG practices, which were established as part of its core purpose at inception in 2012. The production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the production plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT SIGMA LITHIUM INVESTORS:

(Sao Paulo) Daniel Abdo +55 11 2985-0089 daniel.abdo@sigmaca.com or ir@sigmaca.com

(Sao Paulo) Vitor Ornelas +55 11 2985-0089 vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

(Brazil) Anthony Dovkants, anthony@prconsultingamericas.com +55 11 99686 806

(United States) Colleen Robar, crobar@robarpr.com +1 313 207 5960

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn: @SigmaLithium

Instagram: @sigmalithium

Twitter: @SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.